UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Regaining Compliance

By a letter dated April 16, 2020, Huitao Technology Co., Ltd. (the “Company”) was notified by The Nasdaq Stock Market LLC (“Nasdaq”) that the Nasdaq Hearings Panel had determined to continue the listing of the Company’s ordinary shares based upon the Company’s compliance with all requirements for continued listing on The Nasdaq Capital Market, including the minimum $2.5 million stockholders’ equity requirement.

The compliance determination follows: 1) the Company’s announcement on March 16, 2020 that, following the completion of a number of transactions detailed therein, the Company believed it had stockholders’ equity in excess of $2.5 million as of the date of the announcement; and 2) a subsequent hearing before the Nasdaq Hearings Panel, at which the Company reaffirmed its compliant status.

On April 20, 2020, the Company issued a press release announcing that the Panel had granted the Company’s request for continued listing of its ordinary shares on The Nasdaq Capital Market. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K. The contents of the press release are hereby incorporated by reference.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 20, 2020

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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